UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72261 / May 28, 2014

Admin. Proc. File No. 3-15781

In the Matter of

GEORGE FOREMAN ENTERPRISES, INC.,
MACKAY LIFE SCIENCES, INC.,
REINSURANCE TECHNOLOGIES, LTD.
    (a/k/a SOLUTION TECHNOLOGY
    INTERNATIONAL, INC.),
TIRE INTERNATIONAL ENVIRONMENTAL
    SOLUTIONS, INC.,
WATCHIT TECHNOLOGIES, INC.,
WESTSTAR FINANCIAL SERVICES
    CORPORATION, and
WORLDSPACE, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by George Foreman Enterprises, Inc., MacKay Life Sciences, Inc., Reinsurance Technologies, Ltd. (a/k/a Solution Technology International, Inc.), Tire International Environmental Solutions, Inc., WatchIt Technologies, Inc., Weststar Financial Services Corporation, or WorldSpace, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final

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[1]   17 C.F.R. § 201.360(d).

[2]   *George Foreman Enters., Inc., MacKay Life Sciences, Inc., Reinsurance Technologies, Ltd. (a/k/a Solution Tech. Int'l, Inc.), Tire Int'l Envtl. Solutions, Inc., WatchIt Technologies, Inc., Weststar Fin. Servs. Corp., and WorldSpace, Inc.,* Initial Decision Rel. No. 588 (Apr. 14, 2014), 108 SEC Docket 14, 2014 WL 1411603. The stock symbols and Central Index Key numbers are: GFME and 1079786 for George Foreman Enterprises, Inc.; BZEC and 1007018 for MacKay

decision of the Commission with respect to George Foreman Enterprises, Inc., MacKay Life Sciences, Inc., Reinsurance Technologies, Ltd. (a/k/a Solution Technology International, Inc.), Tire International Environmental Solutions, Inc., WatchIt Technologies, Inc., Weststar Financial Services Corporation, and WorldSpace, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of George Foreman Enterprises, Inc., MacKay Life Sciences, Inc., Reinsurance Technologies, Ltd. (a/k/a Solution Technology International, Inc.), Tire International Environmental Solutions, Inc., WatchIt Technologies, Inc., Weststar Financial Services Corporation, and WorldSpace, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

Life Sciences, Inc.; RSRN and 1000285 for Reinsurance Technologies, Ltd. (a/k/a Solution Technology International, Inc.); TRIE and 1099332 for Tire International Environmental Solutions, Inc.; WTCT and 904901 for WatchIt Technologies, Inc.; WFSC and 1106181 for Weststar Financial Services Corporation; and WRSPQ and 1315054 for WorldSpace, Inc.

INITIAL DECISION RELEASE NO. 588
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15781

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of GEORGE FOREMAN ENTERPRISES, INC., MACKAY LIFE SCIENCES, INC., REINSURANCE TECHNOLOGIES, LTD. (a/k/a SOLUTION TECHNOLOGY INTERNATIONAL, INC.), TIRE INTERNATIONAL ENVIRONMENTAL SOLUTIONS, INC., WATCHIT TECHNOLOGIES, INC., WESTSTAR FINANCIAL SERVICES CORPORATION, and WORLDSPACE, INC.	INITIAL DECISION ON DEFAULT April 14, 2014

APPEARANCES: David S. Frye, Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on March 11, 2014, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed required periodic reports. The Declaration of David S. Frye to Assist Secretary with Record of Service filed March 21, 2014, shows that Respondents were served with the OIP by March 17, 2014. Respondents were required to answer the allegations within ten days of service. See OIP at 4; 17 C.F.R. § 201.220(b).

Respondents are in default because they did not file answers to the OIP's allegations, did not participate in the prehearing conference on April 9, 2014, and have not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). The Division of Enforcement stated at the prehearing conference that it had not been contacted by any Respondent. I find the allegations in the OIP to be true as to Respondents. See 17 C.F.R. § 201.155(a).

Findings of Fact

George Foreman Enterprises, Inc. (George Foreman), stock symbol "GFME," Central Index Key (CIK) No. 1079786, is a Delaware corporation located in Wilkes-Barre, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). George Foreman is

delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $146,765 for the prior nine months. As of March 6, 2014, George Foreman's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MacKay Life Sciences, Inc. (MacKay Life), stock symbol "BZEC," CIK No. 1007018, is a void Delaware corporation located in Wayne, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MacKay Life is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010, which reported a net loss of $445,545 for the prior six months. As of March 6, 2014, MacKay Life's common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Reinsurance Technologies, Ltd. (a/k/a Solution Technology International, Inc.) (Reinsurance Technologies), stock symbol "RSRN," CIK No. 1000285, is a void Delaware corporation located in Alexandria, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Reinsurance Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss applicable to common shareholders of $1,172,626 for the prior nine months. As of March 6, 2014, Reinsurance Technologies' common stock was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tire International Environmental Solutions, Inc. (Tire International), stock symbol "TRIE," CIK No. 1099332, is a Nevada corporation located in Moncks Corner, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tire International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $690,792 for the prior nine months. As of March 6, 2014, Tire International's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

WatchIt Technologies, Inc. (WatchIt), stock symbol "WTCT," CIK No. 904901, is a defaulted Nevada corporation located in Arden, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WatchIt is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of $21,000 for the prior three months. As of March 6, 2014, WatchIt's common stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Weststar Financial Services Corporation (Weststar Financial), stock symbol "WFSC," CIK No. 1106181, is a North Carolina corporation located in Asheville, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Weststar Financial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $18,656,736 for the prior nine months. As of March 6, 2014, Weststar Financial's common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

WorldSpace, Inc. (WorldSpace), stock symbol "WRSPQ," CIK No. 1315054, is a forfeited Delaware corporation located in Silver Spring, Maryland, with a class of securities registered with the

Commission pursuant to Exchange Act Section 12(g). WorldSpace is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $72,784,000 for the prior six months. On October 17, 2008, WorldSpace filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to a Chapter 7 proceeding on June 12, 2012, and was still pending as of March 6, 2014. As of March 6, 2014, WorldSpace's common stock was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Moreover, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission, did not receive such letters. Respondents' failure to file timely annual and quarterly reports is a violation of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C. § 78*l*(j). In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are recurrent in that they have repeatedly failed to file periodic reports for over two years, at a minimum. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of George Foreman Enterprises, Inc., MacKay Life Sciences, Inc., Reinsurance Technologies, Ltd. (a/k/a Solution Technology International, Inc.), Tire International Environmental Solutions, Inc., WatchIt Technologies, Inc., Weststar Financial Services Corporation, and WorldSpace, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party. In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. Id.

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Brenda P. Murray
Chief Administrative Law Judge